**КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ**

ОАО «КУЗБАССЭНЕРГО»

Россия,650000,г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

08.06.2007 № 70-258/3544

На № ________ от __________

2007 JUL 25 P 2:41

June 7, 2007

[redacted]

07025508

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

Re: JSC Kuzbassenergo **12G3-2(B) Exemption No.: 82-4633**

Dear Sir or Madam:

In connection with «Kuzbassenergo» exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETTER**.

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 333-7690**, which was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/ 19 /1997**.

Sincerely,

Sergey Mikhailov
General Director

+7 3842 29-39-00
+7 3842 39-05-10

12G3-2(B) Exemption No.: **82-4633**

The information about the substantial fact
"The information about the closure date of the issuer's shareholders register"

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	***Kuzbass joint stock company of power engineering and electrification.***
1.2. Abbreviated trade name of the issuer	***JSC "Kuzbassenergo"***
1.3. The issuer's location	***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia***
1.4. BSRN of the issuer	***1024200678260***
1.5. The issuer's IIN	***4200000333***
1.6. The issuer's unique code, assigned by registering agency	***00064-A***
1.7. The issuer's internet address for the releasing of the information	***http://www.kuzbassenergo.ru/invest/doc/info/***

2. The subject matter
2.1. Category (type) of the issuer's shares, concerning which there is their holders list being made on a certain date: ***common registered non-documentary shares.***   2.2. The aim of the issuer's shareholders' list making: ***the holding of JSC "Kuzbassenergo" shareholders' annual general meeting.***   2.3. The date, on which shareholders' list is being made: ***April 23rd 2007.***   2.4. The authorized issuer's managing body meeting formation date and number of the record, where there was made a decision about the date of the issuer's shareholders' list making or another decision, which can be the basis to settle the date of this list making: ***April 26th 2007, № 21/12.***

3. Signature.		
3.1. Acting Director General	________ (signature)	Yu.V. Sheybak
3.2. Date «26» April 2007	Seal	

ОАО "Кузбассэнерго" Кузбасское открытое акционерное общество энергетики и электрификации

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES

"About the joint-stock company purchase of another profit organization part in authorized (stock) capital (unit fund), making not less than 5 percent, or of another joint-stock company common share fraction, making not less than 5 percent, and also about this fraction changes, in case it becomes more or less 5, 10, 15, 20, 25, 30, 50 and 75 per cent"

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	***Kuzbass joint stock company of power engineering and electrification.***
1.2. Abbreviated trade name of the issuer	***JSC "Kuzbassenergo"***
1.3. The issuer's location	***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia***
1.4. BSRN of the issuer	***1024200678260***
1.5. The issuer's IIN	***4200000333***
1.6. The issuer's unique code, assigned by registering agency	***00064-A***
1.7. The issuer's internet address for the releasing of the information	***http://www.kuzbassenergo.ru/invest/doc/info/***

2. The subject matter
2.1. Full trade name, location of the profit enterprise, the part in authorized (stock) capital (unit fund) of which the issuer bought or in which the issuer's mentioned part changed: ***Joint-stock company "Barnaulteplosetremont". 656037, Altaysky kray, Barnaul, Brilliantovaya str., 2***
2.2. The issuer's part in authorized (stock) capital (unit fund) of the mentioned organization before the changes, and if this organization is a joint-stock company – the part of the issuer's equities of such joint-stock company before the changes: ***0 %.***
2.3. The issuer's part in authorized (stock) capital (unit fund) of the mentioned organization after the changes, and if this organization is a joint-stock company – the part of the issuer's equities of such joint-stock company after the changes: ***100%.***
2.4. The date, since which the issuer's part in authorized (stock) capital (unit fund) of the mentioned organization changed: ***24.04.2007.***

3. Signature	
3.1. Acting director general	Yu.V. Sheybak (Signature)
3.2. Date «26» April 2007	Seal

ОАО Кузбассэнерго
открытое акционерное общество энергетики и электрификации Кузбассэнерго

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES

«about the joint-stock company making of bargain, where there is a concern, and approbation necessity of which by the joint-stock company authorized managing setting is set by the Russian Federation legislation»

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	*Kuzbass joint stock company of power engineering and electrification.*
1.2. Abbreviated trade name of the issuer	*JSC "Kuzbassenergo"*
1.3. The issuer's location	*JSC "Kuzbassenergo"*
1.4. BSRN of the issuer	*1024200678260*
1.5. The issuer's IIN	*4200000333*
1.6. The issuer's unique code, assigned by registering agency	*00064-A*
1.7. The issuer's internet address for the releasing of the information	*http://www.kuzbassenergo.ru/invest/doc/info/*
1.8. The name of the periodical press, used by the issuer for the releasing of the information	*Under item 8.6.3. of the Regulations of information releasing by the emissive equity issuers this information is not to be published in the periodical press.*

2. The subject matter
2.1. As the performance of JSC "Kuzbassenergo" shareholders' special general meeting of December 25, 2006 (register № 16 of 09.01.2007) there was property sales contract signing of JSC "Kuzbassenergo" and JSC "Altayenergo", that is a win-win interest deals: - in purchasing of energy and industrial technology complexes by the Company; - in real estate purchasing by the Company; - in real estate purchasing by the Company; - in transport means purchasing by the Company; - in personal estate purchasing by the Company. 2.2. Date of the deal: December 29, 2006. 2.3. Contractors: - Seller: Joint-stock power engineering and electrification company of Altaysky kray "Altayenergo". - Buyer: Kuzbass joint-stock company of power engineering and electrification. Beneficiary: Russian joint-stock company of power engineering and electrification "UES of Russia". 2.4. Subject and value of an agreement: 2.4.1 Energy and industrial technology complexes sale contract № 1471. The Seller undertakes to hand the property down to the Buyer, and the Buyer – to take and pay for the following energy and industrial technology complexes (further EITC): - energy and industrial technology complex **Barnaulsky TETs-1**, located: Altaysky kray, Barnaul, Kalugina str., 16a; - energy and industrial technology complex **Barnaulsky TETs-2,** located: Altaysky kray, Barnaul, Brilliantovaya srt., 2; - energy and industrial technology complex **Barnaulsky TETs-3,** located: Altaysky kray, Barnaul, Traktovaya str., 7 up to the river Ob mouth in Gonba village and the river Ob flood lands, Krasnoyarskaya str., 780.

EITC price makes: 1 439 306 746 (one billion four hundred thirty nine million three hundred six thousand seven hundred forty-six) RUR, 40 kopecks, adjusted for VAT. 2.4.2. Real estate sale contract № 1472. The property price: 630 470 490 (six hundred thirty million four hundred seventy thousand four hundred ninety) RUR, 68 kopecks, adjusted for VAT. 2.4.3. Real estate sale contract № 1473. The property price: 359 628 844 (three hundred fifty nine million six hundred twenty eight thousand eight hundred forty-four) RUR, 00 kopecks, without taking VAT into account. VAT is paid besides the mentioned value under the acting Russian Federation legislation. 2.4.4. Transport means sale contract № 1474. The property price: 12 129 704 (twelve million one hundred twenty nine thousand seven hundred four) RUR 00 kopecks without taking VAT into account. VAT is paid besides the mentioned value under the acting Russian Federation legislation. 2.4.5. Personal estate sale contract № 1475. The property price: 890 597 982 (eight hundred ninety million five hundred ninety seven thousand ninety hundred eighty two) RUR 00 kopecks without taking VAT into account. VAT is paid besides the mentioned value under the acting Russian Federation legislation.

3. Signature	
3.1. Acting director general ________ (signature)	Yu.V. Sheybak
3.2. Date «18» January 2007	Seal

ОАО "Кузбассэнерго"

THE CHANGES, MADE IN THE AFFILIATED PERSON LIST,

Of the Kuzbass joint-stock company of energy and electrification

on 26 04 2007

The issuer's location: Russia, Kemerovo, GSP-2, Kuznetsky prospect, 30

The information, given in this affiliated person list, is to be disclosed in accordance with Russian Federation securities legislation

Internet address: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Changes matter	An affiliated person	An affiliated person's part in the joint-stock company authorized capital, %	The part of the company equities, belonging to an affiliated person, %
The purchase of JSC "Barnaulteplosetremont" registered equities (issue 1)	**The record matter before the changes:** Not an affiliated person.	0,00 %	0,00 %
	The record matter after the changes: Name: Joint-stock company "Barnaulteplosetremont" Location: 656037, Altaysky kray, Barnaul, Brilliantovaya str., 2. Postal address: 656037, Altaysky kray, Barnaul, Brilliantovaya str., 2. Basis 1: The joint-stock company has a right to dispose of more than 20% of a general vote amount, accounting for voting shares. The date of the basis coming: 24.04.2007.	100,00 %	100,00 %

Acting director general
Yu.V. Sheybak

Кузбасское открытое акционерное общество энергетики и электрификации ОАО "Кузбассэнерго"

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES «THE INFORMATION ABOUT THE DECISIONS MADE BY THE JOINT-STOCK COMPAMY BOARD OF DIRECTORS (SUPERVISORY BOARD)»

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	***Kuzbass joint stock company of power engineering and electrification.***
1.2. Abbreviated trade name of the issuer	***JSC "Kuzbassenergo"***
1.3. The issuer's location	***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia***
1.4. BSRN of the issuer	***1024200678260***
1.5. The issuer's IIN	***4200000333***
1.6. The issuer's unique code, assigned by registering agency	***00064-A***
1.7. The issuer's internet address for the releasing of the information	***http://www.kuzbassenergo.ru/invest/doc/info/***

2. The subject matter
2.1. The date of the joint-stock company Board of directors meeting, where this decision is made: ***April 23rd 2007.*** 2.2. The joint-stock company Board of Directors' (supervisory board) meeting formation date and number of the record, where this decision is made: ***April 26th 2007, № 21/12.*** 2.3. The matter of the decision, made by the joint-stock company Board of Directors (supervisory board), on the following questions: 2.3.1 Question № 10: On recommendations upon the Company shares dividends and their distribution way according to the results of the first quarter 2007. Decision: 1. To recommend the Company general annual shareholders' meeting to make the following decision: To pay out the dividends to JSC "Kuzbassenergo" equities according to the first quarter 2007 activity results at the rate of 0,018955 RUR for 1 JSC "Kuzbassenergo" common share by cash during 60 days since the decision making date.

3. Signature		
3.1. Acting Director General	(signature) Seal	Yu.V. Sheybak
3.2. Date «26» April 2007		

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES «THE INFORMATION ABOUT THE DECISIONS MADE BY THE JOINT-STOCK COMPAMY BOARD OF DIRECTORS (SUPERVISORY BOARD)»

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	***Kuzbass joint stock company of power engineering and electrification.***
1.2. Abbreviated trade name of the issuer	***JSC "Kuzbassenergo"***
1.3. The issuer's location	***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia***
1.4. BSRN of the issuer	***1024200678260***
1.5. The issuer's IIN	***4200000333***
1.6. The issuer's unique code, assigned by registering agency	***00064-A***
1.7. The issuer's internet address for the releasing of the information	***http://www.kuzbassenergo.ru/invest/doc/info/***

2. The subject matter

2.1. The date of the joint-stock company Board of directors meeting, where this decision is made: ***April 23rd 2007.***

2.2. The joint-stock company Board of Directors' (supervisory board) meeting formation date and number of the record, where this decision is made: ***April 26th 2007, № 21/12.***

2.3. The matter of the decisions, made by the issuer's Board of Directors, on the following questions:

2.3.1 Question № 8: On the convening of the Company general annual shareholders meeting.

Decision: 1. To convene the Company general annual shareholders meeting in the form of meeting (joint presence).

2. To settle the date of the Company general annual shareholders meeting holding – June 6th 2007.

3. To specify the time of the Company general annual shareholders meeting holding – 1 p.m. (local time).

4. To locate the place of the Company general annual shareholders meeting holding – Kemerovo, Lenina prospect, 90/4.

5. To specify the time of the registration beginning of the persons, taking part in the Company general annual shareholders' meeting, - 11.30 a.m. (local time).

6. To adopt the following agenda of the Company general annual shareholders meeting:

1. On approval of the annual report, annual accounting report, including the Company profit and loss statement, and also on the distribution of the Company profits (and on the dividends pay-out) and loss according to the results of 2006 financial year;
2. On the dividends pay-out according to the results of the 2007 financial year first quarter;
3. On the Company Board of Directors members' election;
4. On the Company Auditing committee members' election;
5. On the Company accountant's admission;
6. On the approval of the Company Charter in a new edition;
7. On the payment of rewards and compensations to the Company Board of Directors members.

3.1. Acting Director General ____ (Signature) (signature) Yu.V. Sheybak

Seal

3.2. Date «26» April 2007

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES «THE INFORMATION ABOUT THE DECISIONS MADE BY THE JOINT-STOCK COMPAMY BOARD OF DIRECTORS (SUPERVISORY BOARD)»

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	*Kuzbass joint stock company of power engineering and electrification.*
1.2. Abbreviated trade name of the issuer	*JSC "Kuzbassenergo"*
1.3. The issuer's location	*30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia*
1.4. BSRN of the issuer	*1024200678260*
1.5. The issuer's IIN	*4200000333*
1.6. The issuer's unique code, assigned by registering agency	*00064-A*
1.7. The issuer's internet address for the releasing of the information	*http://www.kuzbassenergo.ru/invest/doc/info/*

2. The subject matter

2.1. The date of the joint-stock company Board of directors meeting, where this decision is made: ***March 28th 2007.***

2.2. The joint-stock company Board of Directors' (supervisory board) meeting formation date and number of the record, where this decision is made: ***March 30th 2007, № 10/12.***

2.3. The matter of the decision, made by the joint-stock company Board of Directors (supervisory board), on the agenda question № 6: ***"About the Company associated enterprises liquidation".***

Decision: 1. To liquidate JSC "Kuzbassenergo"affiliated branches: Novo-Kemerovskaya TETs, Kemerovskaya TETs, Heat network department.

2. To make the changes fallowing changes in the Company Charter:

To expunge from the Company affiliated branches and representatives list, which is the Company Charter Enclosure № 1, the items of the following content:

Name	*Location*
Novo-Kemerovskaya TETs	*650021,Kemerovo-21, Predzavodskoy village*
Kemerovskaya TETs	*650001, Kemerovo, Polyarnaya str., 1*
Heat network department	*650070, Kemerovo, Svobody str., 10*

3. To charge the Company Director General to:

- insure the measures taking, connected with the affiliated branches liquidation;

- insure the corresponding changes registration in the Company Charter in accordance with the established order.

3. Signature

3.1. Deputy director general of corporate management

_______________ D.V.Skorokhodov

(Signature)

(letter of attorney № 70-119/191 since 01.02.2007)

3.2. Date «03» April 2007 Seal

ОАО "Кузбассэнерго"

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES

"About the joint-stock company purchase of another profit organization part in authorized (stock) capital (unit fund), making not less than 5 percent, or of another joint-stock company common share fraction, making not less than 5 percent, and also about this fraction changes, in case it becomes more or less 5, 10, 15, 20, 25, 30, 50 and 75 per cent"

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	*Kuzbass joint stock company of power engineering and electrification.*
1.2. Abbreviated trade name of the issuer	*JSC "Kuzbassenergo"*
1.3. The issuer's location	*30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia*
1.4. BSRN of the issuer	*1024200678260*
1.5. The issuer's IIN	*4200000333*
1.6. The issuer's unique code, assigned by registering agency	*00064-A*
1.7. The issuer's internet address for the releasing of the information	*http://www.kuzbassenergo.ru/invest/doc/info/*

2. The subject matter
2.1. Full trade name, location of the profit enterprise, the part in authorized (stock) capital (unit fund) of which the issuer bought or in which the issuer's mentioned part changed: ***Joint-stock company "South-Kuzbass GRES".***   2.2. The issuer's part in authorized (stock) capital (unit fund) of the mentioned organization before the changes, and if this organization is a joint-stock company – the part of the issuer's equities of such joint-stock company before the changes: ***50,00 %+ 1 share.***   2.3. The issuer's part in authorized (stock) capital (unit fund) of the mentioned organization after the changes, and if this organization is a joint-stock company – the part of the issuer's equities of such joint-stock company after the changes: ***0%.***   2.4. The date, since which the issuer's part in authorized (stock) capital (unit fund) of the mentioned organization changed: ***12.04.2007***

3. Signature
3.1. Deputy director general of corporate management   __________ D.V. Skorokhodov   (Signature)   (letter of attorney № 70-119/191 since 01.02.2007)
3.2. Date «13» April, 2007 Seal

Открытое акционерное общество энергетики и электрификации "Кузбассэнерго"

12G3-2(B) Exemption No.: **82-4633**

THE INFORMATION ABOUT THE DATA, WHICH CAN INFLUENCE CONSIDERABLY THE PRICE OF THE JOINT-STOCK COMPANY SECURITIES

"About the joint-stock company purchase of another profit organization part in authorized (stock) capital (unit fund), making not less than 5 percent, or of another joint-stock company common share fraction, making not less than 5 percent, and also about this fraction changes, in case it becomes more or less 5, 10, 15, 20, 25, 30, 50 and 75 per cent"

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	***Kuzbass joint stock company of power engineering and electrification.***
1.2. Abbreviated trade name of the issuer	***JSC "Kuzbassenergo"***
1.3. The issuer's location	***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia***
1.4. BSRN of the issuer	***1024200678260***
1.5. The issuer's IIN	***4200000333***
1.6. The issuer's unique code, assigned by registering agency	***00064-A***
1.7. The issuer's internet address for the releasing of the information	***http://www.kuzbassenergo.ru/invest/doc/info/***

2. The subject matter
2.1. Full trade name, location of the profit enterprise, the part in authorized (stock) capital (unit fund) of which the issuer bought or in which the issuer's mentioned part changed: ***Joint-stock company "West-Siberian TETs".***
2.2. The issuer's part in authorized (stock) capital (unit fund) of the mentioned organization before the changes, and if this organization is a joint-stock company – the part of the issuer's equities of such joint-stock company before the changes: ***50,00 %+ 1 share.***
2.3. The issuer's part in authorized (stock) capital (unit fund) of the mentioned organization after the changes, and if this organization is a joint-stock company – the part of the issuer's equities of such joint-stock company after the changes: ***0%.***
2.4. The date, since which the issuer's part in authorized (stock) capital (unit fund) of the mentioned organization changed: ***30.03.2007.***

3. Signature
3.1. Deputy director general of corporate management ________________ D.V.Skorokhodov (Signature) (letter of attorney № 70-[illegible]91 since 01.02.2007)
3.2. Date «02» April 2007 Seal

THE CHANGES, MADE IN THE AFFILIATED PERSON LIST,
Of the Kuzbass joint-stock company of energy and electrification

on 13 04 2007

The issuer's location: Russia, Kemerovo, GSP-2, Kuznetsky prospect, 30

The information, given in this affiliated person list, is to be disclosed in accordance with Russian Federation securities legislation

Internet address: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Changes matter	An affiliated person	An affiliated person's part in the joint-stock company authorized capital, %	The part of the company equities, belonging to an affiliated person, %
The sale of JSC "Kuzbassenergo" part in JSC "South-Kuzbass GRES" authorized capital	**The record matter before the changes:** Name: Joint-stock company "South-Kuzbass GRES" Location: 652740, Russian Federation, Kemerovo region, Kaltan, Komsomolskaya str., 20 Postal address: 652740, Russian Federation, Kemerovo region, Kaltan, Komsomolskaya str., 20 Basis 1: The joint-stock company has a right to dispose of more than 20% of a general vote amount, accounting for voting shares. The date of the basis coming: 01.07.2006. Basis 2: The person belongs to the same persons' group which the joint-stock company belongs to. (The natural person, having labour duties in JSC "Kuzbassenergo", is at the same time the only executive setting of this legal person). The date of the basis coming: 01.07.2006.	0,00 %	0,00 %
	The record matter after the changes: Not an affiliated person.		

ОАО "Кузбассэнерго"

Deputy director general of corporate management
D.V.Skorokhodov
(letter of attorney № 70-119/191 since 01.02.2007)

THE CHANGES, MADE IN THE AFFILIATED PERSON LIST,
Of the Kuzbass joint-stock company of energy and electrification

on 02 04 2007

The issuer's location: Russia, Kemerovo, GSP-2, Kuznetsky prospect, 30

The information, given in this affiliated person list, is to be disclosed in accordance with Russian Federation securities legislation

Internet address: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Changes matter	An affiliated person	An affiliated person's part in the joint-stock company authorized capital, %	The part of the company equities, belonging to an affiliated person, %
The sale of JSC "Kuzbassenergo" part in JSC "West-Siberian TETs" authorized capital	**The record matter before the changes:** Name: Joint-stock company "West-Siberian TETs" Location: 654038, Russian Federation, Kemerovo region, Novokuznetsk, Severnoe shosse, 23. Postal address: 654038, Russian Federation, Kemerovo region, Novokuznetsk, Severnoe shosse, 23. Basis 1: The joint-stock company has a right to dispose of more than 20% of a general vote amount, accounting for voting shares. The date of the basis coming: 01.07.2006. Basis 2: The person belongs to the same persons' group which the joint-stock company belongs to. (The natural person, having labour duties in JSC "Kuzbassenergo", is at the same time the only executive setting of this legal person). The date of the basis coming: 01.07.2006.	0,00 %	0,00 %
	The record matter after the changes: Not an affiliated person.		

Deputy director general of corporate management
D.V.Skorokhodov
(letter of attorney № 70-119/191 since 01.02.2007)

ОАО "Кузбассэнерго"

END